17008316

Mail Processing
Section

MAR 01 2017

Washington DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response. 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-47616~~

8-38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Traderfield Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, Suite 8A
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peng ZHANG, FINOP (212) 966-9550

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

(Name – *if individual, state last, first, middle name*)

250 West 57th Street, Suite 1632	New York	NY	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peng Zhang, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Traderfield Securities Inc, (Company), as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peng

Signature

COO / FINOP

Title

JESSE DUNN
Notary Public - State of New York
NO. 01DU6301455
Qualified in New York County
My Commission Expires Apr 14, 2018

Notary Public

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	9
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	10

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VB&T

Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Traderfield Securities Inc.

We have audited the accompanying statement of financial condition of Traderfield Securities Inc., (the Company) as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

TRADERFIELD SECURITIES INC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 24,576
Receivable from clearing firm	80,162
Good faith account	25,000
Prepaid expense	7,158
Total Assets	$ 136,896

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 61,606
Commission payable	6,565
Total Liabilities	68,171
Contingencies	
Stockholder's Equity:	
Common stock, no par value, 200 shares authorized, 100 shares issued	148,681
Accumulated (deficit)	(79,956)
Total Stockholder's Equity	68,725
Total Liabilities and Stockholder's Equity	$ 136,896

See Independent Accountants' Report and Accompanying Notes

TRADERFIELD SECURITIES INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$ 280,804
Other income	101,877
Total Revenue	382,681
Expenses:	
Salaries & wages	190,376
Clearing costs	74,668
Commission to other brokers	71,651
Rents	22,750
Insurance	3,745
Payroll taxes	11,690
Office supplies and expenses	32,805
Telephone and Internet	3,424
Regulatory fees	18,042
Professional fees	5,500
SIPC	774
Computer and Internet Expenses	9,166
Total Expenses	444,591
Net Loss	$ (61,910)

See Independent Accountants' Report and Accompanying Notes

TRADERFIELD SECURITIES INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows (Used) by Operating Activities:	
Net Loss	$ (61,910)
Adjustment to reconcile net loss to	
net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
(Increase) in receivable from clearing broker	(63,221)
Decrease in prepaid expense	222
Decrease in security deposit	7,000
Inecrease in accounts payable and accrued expenses	54,510
Increase in commission payable	1,185
Net Cash (Used) by Operating Activities	(62,214)
Cash Flows from Investing Activities:	
Stockholder contributions	37,616
Net Cash Provided by Investing Activities	37,616
Cash Flows from Financing Activities:	-
Net (Decrease) In Cash	(24,598)
Cash, January 1, 2016	49,174
Cash, December 31, 2016	$ 24,576

See Independent Accountants' Report and Accompanying Notes

TRADERFIELD SECURITIES INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2016	$ 111,065	$ (18,046)	$ 93,019
Net Loss	-	(61,910)	(61,910)
Stockholder contributions	37,616		37,616
Balance, December 31, 2016	$ 148,681	$ (79,956)	$ 68,725

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Traderfield Securities Inc (the "Company") is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted December 31 as its year end

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including aging and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting.

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, COR Clearing LLC for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2016.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2016, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $61,567 which was $11,567 in excess of the amount required.

4. RENT

The Company subleased its office facility at 2 Wall Street, in New York City till May 28 2016 with monthly rent of $3,500. A Penalty of $12,250 was paid to 2 Wall Street when The Company moved to 14 Wall Street, in New York City on March. This location is own by PB Trade LLC (100% owner of the Company), and is currently free of liability.

5. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

7. RELATED PARTIES

Traderfield Securities Inc. is solely owned by PB Trade LLC.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 1, 2017, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

TRADERFIELD SECURITIES INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL:	
Total stockholder's equity	$ 68,725
Deductions and/or charges:	
Non-allowable assets:	(7,158)
Net capital before haircuts on securities positions	61,567
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 61,567
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 68,171
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,545
Minimum net capital required	$ 50,000
Excess net capital	$ 11,567
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 1,567
Percentage of aggregate indebtedness to net capital is	111%

The above computation does not materially differ from the December 31, 2016 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per December 31, 2016 Focus Filing	$ 66,567
Audit Adjustments	(5,000)
Net Capital post audit adjustments	$ 61,567

VB&T
Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Traderfield Securities Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Traderfield Securities Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Traderfield Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

美通證劵

TRADERFIELD SECURITIES

MEMBER FINRA SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Traderfield Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Traderfield Securities Inc

By: ____________________

Peng ZHANG, FINOP

January 30, 2017

14 Wall Street, Suite 8A ▪ New York, NY 10005 ▪ Phone: 212.966.9550▪ www.mytraderfield.com